Bright Minds Biosciences to Participate in the 2026 FPWR Research Symposium and PWS Family Conference

New York City, September 30, 2026 - Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) ("Bright Minds" or the "Company"), a clinical stage biotechnology company focused on developing highly selective 5-HT2 agonists for the treatment of drug-resistant epilepsy, Prader-Willi Syndrome, depression, and other central nervous system (CNS) disorders, today announced that it will participate in the Foundation for Prader-Willi Research (FPWR) 2026 Research Symposium, October 7-8, and the PWS Family Conference, October 9-10, at the Marriott Philadelphia Downtown.

The FPWR meeting brings together families, caregivers, clinicians, researchers, and industry to share the latest in PWS research and care. Bright Minds' participation reflects the Company's commitment to developing a therapy that addresses both hyperphagia and the neurobehavioral symptoms of PWS, and to keeping the PWS community closely involved as its clinical program advances.

"There is no therapy today that adequately addresses the full burden of Prader-Willi Syndrome: the relentless hunger and the behavioral and psychiatric challenges that families live with every day," said Ian McDonald, Chief Executive Officer and Co-founder of Bright Minds Biosciences. "The FPWR community has shaped how we think about this disease, from the outcome measures we use to the way we design our studies. We are proud to support this year's meeting and to spend time with the families and researchers who are driving progress in PWS. Our NOVA study of BMB-101 is under way. We believe selective 5-HT2C agonism has the potential to address the underlying biology of PWS rather than a single symptom."

Bright Minds' PWS Program

Individuals with PWS have reduced levels of functional 5-HT2C receptors, which are central regulators of appetite, satiety, and behavior. Bright Minds is developing highly selective, Gq-biased 5-HT2C agonists designed to restore signaling through this pathway while avoiding the receptor desensitization and 5-HT2B-related cardiac liabilities that limited earlier serotonergic agents.

BMB-101 is being evaluated in NOVA, a randomized, double-blind, placebo-controlled Phase 2a study assessing the effect of BMB-101 on hyperphagia (primary endpoint: change from baseline in the Hyperphagia Questionnaire for Clinical Trials, HQ-CT), PWS-associated behaviors, and safety and tolerability over a 16-week treatment period, with an optional open-label extension.

In November 2025, the Company expanded its Scientific Advisory Board with four global PWS experts, including Theresa V. Strong, PhD, a founding member of FPWR and its Director of Research Programs; Jennifer L. Miller, MD, University of Florida; Elizabeth Roof, H.S.P., M.A., Vanderbilt University; and Tania Markovic, MBBS PhD FRACP, Royal Prince Alfred Hospital, Sydney.

About Prader-Willi Syndrome

Prader-Willi syndrome (PWS) is a rare genetic neurodevelopmental disorder resulting from abnormal gene expression on chromosome 15, affecting approximately one in every 15,000 live births. The hallmark feature of PWS is hyperphagia, a chronic, life-threatening condition marked by an unrelenting feeling of hunger, obsessive thoughts about food, and a lack of normal satiety. Hyperphagia is associated with serious health risks, including choking, stomach rupture, and accidental death related to food-seeking, as well as obesity, type 2 diabetes, and cardiovascular disease. Individuals with PWS also experience significant neurobehavioral challenges, including emotional dysregulation, compulsivity, temper outbursts, and cognitive impairment. Currently available therapies address hyperphagia only; there are no approved treatments for the neurobehavioral symptoms of PWS.

Corporate Update

The Company also announces that it has entered into a mutual rescission and release agreement with an officer of the Company rescinding the officer's prior exercise of stock options in respect of 44,500 common shares. The 44,500 shares issued on that exercise will be returned to treasury and cancelled, the aggregate exercise price will be refunded to the officer, and the options are restored on their original terms, including exercise price, vesting schedule and expiry date, under the Company's share option plan. No other options are affected.

About Bright Minds Biosciences

Bright Minds is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, Prader-Willi Syndrome, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients' lives.

Bright Minds has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Contact Information

Investor Relations

Lisa M. Wilson

T: 212-452-2793

E: lwilson@insitecony.com

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: 414-731-6422

E: alex@brightmindsbio.com

Website: www.brightmindsbio.com

Forward Looking Information

This news release contains "forward-looking information". Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements related to the Company's participation in the FPWR Research Symposium and PWS Family Conference, the Company's goal of developing a therapy that addresses both hyperphagia and the neurobehavioral symptoms of PWS, the expected design characteristics of the Company's drug candidates, the conduct, enrolment, design, timeline, endpoints and results of the NOVA study, the potential of selective 5-HT2C agonism to address the underlying biology of PWS, the Company's broader pipeline development objectives and its ability to deliver breakthrough therapies that can transform patients' lives, and the completion of the return and cancellation of the 44,500 common shares and the refund of the exercise price described under "Corporate Update". Such statements represent the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements.  Additional risk factors can also be found in the Company's public filings under the Company's SEDAR+ profile at www.sedarplus.ca. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances, management's estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.

The securities of the Company referred to in this news release have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, the securities of the Company may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of any offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.